

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 18, 2024

Franco Valle
Principal Financial and Accounting Officer
Biomea Fusion, Inc.
900 Middlefield Road, 4th Floor
Redwood City, CA 94063

      Re: Biomea Fusion, Inc.
          Form 10-K for Fiscal Year Ended December 31, 2023
          Filed March 28, 2024
          File No. 001-40335

Dear Franco Valle:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                  Sincerely,

                                  Division of Corporation Finance
                                  Office of Life Sciences